SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)*

EHang Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

26853E 102**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 26853E 102 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “EH.” Each ADS represents two Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26853E 102	Schedule 13G	Page 2 of 7 Pages

1	Name of Reporting Person Huazhi Hu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 43,656,818(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 43,656,818(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 43,656,818(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 39.8%(2)
12	Type of Reporting Person IN

(1)

Represents (i) 2,850,000 Class A ordinary shares and 40,136,560 Class B ordinary shares held by Genesis Rising Limited, a British Virgin Islands company wholly owned by Mr. Huazhi Hu, and (ii) 335,129 ADSs, representing 670,258 Class A ordinary shares, directly held by Mr. Huazhi Hu. During the year ended December 31, 2021, Genesis Rising Limited transferred an aggregate of 2,000,000 Class B ordinary shares to a former family member of Mr. Huazhi Hu, which shares were automatically converted into the same number of Class A ordinary shares upon such transfer. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)

Calculation is based on a total of 109,627,298 ordinary shares (being the sum of 64,634,743 Class A ordinary shares and 44,992,555 Class B ordinary shares) of the Issuer outstanding as of December 31, 2020, as reported on the cover page of the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on June 15, 2021. Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 26853E 102	Schedule 13G	Page 3 of 7 Pages

1	Name of Reporting Person Genesis Rising Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 42,986,560(3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 42,986,560(3)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 42,986,560(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 39.2%(4)
12	Type of Reporting Person CO

(3)

Represents 2,850,000 Class A ordinary shares and 40,136,560 Class B ordinary shares held by Genesis Rising Limited. During the year ended December 31, 2021, Genesis Rising Limited transferred an aggregate of 2,000,000 Class B ordinary shares to a former family member of Mr. Huazhi Hu, which shares were automatically converted into the same number of Class A ordinary shares upon such transfer. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(4)

Calculation is based on a total of 109,627,298 ordinary shares (being the sum of 64,634,743 Class A ordinary shares and 44,992,555 Class B ordinary shares) of the Issuer outstanding as of December 31, 2020, as reported on the cover page of the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on June 15, 2021. Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 26853E 102	Schedule 13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer: EHang Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: Building C, Yixiang Technology Park, No.72 Nanxiang Second Road, Huangpu District, Guangzhou 510700, People’s Republic of China

Item 2(a).	Name of Person Filing: (i) Huazhi Hu (ii) Genesis Rising Limited (collectively, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address of the Reporting Persons is:

Building C, Yixiang Technology Park, No.72 Nanxiang Second Road, Huangpu District,

Guangzhou 510700, People’s Republic of China

Item 2(c)	Citizenship: Huazhi Hu - the People’s Republic of China Genesis Rising Limited - the British Virgin Islands

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes, on all matters submitted to shareholders for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:

26853E 102

This CUSIP number applies to the American depositary shares of the Issuer, each representing two Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a: Not applicable

CUSIP No. 26853E 102	Schedule 13G	Page 5 of 7 Pages

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:		Percent of class(1):	Percent of aggregate voting power(2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Huazhi Hu	43,656,818	(3)	39.8%	78.7%	43,656,818	0	43,656,818	0
Genesis Rising Limited	42,986,560	(4)	39.2%	78.6%	42,986,560	0	42,986,560	0

(1)

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 109,627,298 ordinary shares (being the sum of 64,634,743 Class A ordinary shares and 44,992,555 Class B ordinary shares) of the Issuer outstanding as of December 31, 2020, as reported on the cover page of the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on June 15, 2021. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

(2)

The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes, on all matters submitted to them for vote.

(3)

Represents (i) 2,850,000 Class A ordinary shares and 40,136,560 Class B ordinary shares held by Genesis Rising Limited, a British Virgin Islands company wholly owned by Mr. Huazhi Hu, and (ii) 335,129 ADSs, representing 670,258 Class A ordinary shares, directly held by Mr. Huazhi Hu.

(4)	Represents 2,850,000 Class A ordinary shares and 40,136,560 Class B ordinary shares directly held by Genesis Rising Limited.

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certifications: Not applicable

CUSIP No. 26853E 102	Schedule 13G	Page 6 of 7 Pages

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Issuer on February 14, 2020)

CUSIP No. 26853E 102	Schedule 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Huazhi Hu

/s/ Huazhi Hu

Genesis Rising Limited

By:	/s/ Huazhi Hu
Name:	Huazhi Hu
Title:	Director